Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
INCO ANNOUNCES UPDATE ON EUROPEAN REGULATORY
CLEARANCES REQUIRED TO PROCEED WITH
ITS OFFER FOR FALCONBRIDGE LIMITED
Toronto, February 24, 2006 — Inco Limited (TSX, NYSE:N) announced today that the European Commission has confirmed that it will proceed to a second phase review of Inco’s pending acquisition of Falconbridge Limited (TSX:FAL.LV, NYSE:FAL).
As previously indicated, this phase would involve the continuation of the European Commission’s review of the transaction for a period of up to 90 business days. During this period, Inco will continue to work with the European Commission in its evaluation of the transaction.
While the European Commission has indicated in a press release it has issued today on its decision to proceed to a second phase review that it has identified certain competition issues requiring further consideration by the Commission, Inco continues to believe that, given the operation of the market dynamics themselves, there are no significant competitive issues and the transaction should proceed without a remedy. In the event that the European Commission were to conclude in this second phase that it has any competition concerns based upon its in-depth evaluation, Inco would intend to work with the Commission to determine what remedy would be required to address such concerns and clear the transaction either before or by the end of this phase.

Cautionary Statement Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding Inco’s offer to purchase all of the common shares of Falconbridge Limited, including statements regarding the anticipated timing of achievement of milestones in the regulatory clearance process. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, the risks that Inco will not be able to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis, or divestitures or other remedies required by regulatory agencies may not be acceptable or may not be completed in a timely manner, and other risk factors listed from time to time in Inco’s and Falconbridge’s reports filed with the U.S. Securities and Exchange Commission. The forward-looking statements included in this release represent Inco’s views as of the date of this release. While Inco anticipates that subsequent events and developments may cause its views to change, it specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing its views as of any date subsequent to the date of this release.
Important Legal Information
This release may be deemed to be solicitation material in respect of Inco’s pending acquisition of Falconbridge. Inco has filed a registration statement on Form F-8 and amendments thereto containing a share exchange take-over bid circular and notice of extension of offer delivered to the shareholders of Falconbridge and other documents with the SEC and will be filing one or more additional amendments to the registration statement on Form F-8.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY AMENDMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.
February 24, 2006
IN ___
For further information:

Media Relations:	Steve Mitchell (416) 361-7950
Investor Relations:	Sandra Scott (416) 361-7758
or www.inco.com